OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

December 15, 2017

Via Electronic Transmission

Mr. Edward Rubenstein

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Rubenstein:

Thank you for your comments, received via phone conference on December 15, 2017, to the registration statement on Form N-1A/A (the “Registration Statement”) for OFI Pictet Global Environmental Solutions Fund, a series of OFI Funds Trust (the “Registrant” or the “Fund”) filed on December 13, 2017. Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response.

Accounting Comments

1.	The auditor’s opinion references “related statements of operations and changes in net assets for the period from February 6, 2017 (date of organization) through November 30, 2017”, but those are not included in the filing. Please provide an explanation.

The referenced statements of operations and changes in net assets will be added to the Fund’s Statement of Additional Information in a pre-effective amendment filing.

2.	Please confirm supplementally that the Fund’s financial statements will include disclosure in accordance with ASC 850 (ie. terms of the advisory arrangements) going forward.

The Fund confirms that this disclosure will be included in future financial statements.

Prospectus

3.	In the performance appendix please disclose that net returns exclude all other fees.

The Fund has revised the disclosure to indicate that net returns exclude all other fees.

* * * * *

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5231

aruffle@ofiglobal.com

Sincerely,

/s/ Adrienne Ruffle

Adrienne Ruffle

Associate General Counsel

cc: Cynthia Lo Bessette, Esq.

Joseph Benedetti, Esq.

Taylor Edwards, Esq.

Kramer Levin Naftalis & Frankel LLP